Mail Stop 4561

November 17, 2006

Mr. James W. Kleifges
Vice President and Chief Financial Officer
Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Retail Real Estate Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 0-30413**

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, pages 28 to 31

1. We note your disclosure of same store portfolio comparative operating results. Your disclosure appears to exclude charges such as general and administrative expenses, terminated contract costs and advisor asset management fees that would be required to be included under GAAP within the captions total expenses, operating income and net income. As such, it appears that you have reported certain Non-GAAP measures related to your same store portfolio. Please address the requirements of Item 10(e) of Regulation S-K.

Exhibits 31.1 and 31.2

2. We noted that you have made certain modifications to the exact form of the required certifications including replacing the word "report" with "annual report" in paragraphs 2, 3 and 4 and deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of these modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant